Exhibit 99.2
KTL 303 LLC
Financial Statements
Years Ended October 31, 2011, 2010 and 2009

KTL 303 LLC
Contents
October 31, 2011, 2010 and 2009

Page(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Balance Sheets as of October 31, 2011 (audited) and October 31, 2010 (unaudited)	2

Statements of Operations for the year ended October 31, 2011 (audited) and for the years ended October 31, 2010 and 2009 (unaudited)	3

Statements of Changes in Members’ Equity (Deficits) for the year ended October 31, 2011 (audited) and for the years ended October 31, 2010 and 2009 (unaudited)	4

Statements of Cash Flows for the year ended October 31, 2011 (audited) and for the years ended October 31, 2010 and 2009 (unaudited)	5

Notes to Financial Statements for the year ended October 31, 2011 (audited) and for the years ended October 31, 2010 and 2009 (unaudited)	6-10

Report of Independent Registered Public Accounting Firm
To the Members of
KTL 303, LLC
We have audited the accompanying balance sheet of KTL 303, LLC (the “Company”) as of October 31, 2011, and the related statements of operations, changes in members’ equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of October 31, 2011, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.
We express no opinion herein on the financial statements of the Company as of, and for the years ended October 31, 2010 and 2009.
/s/ WeiserMazars, LLP

New York, New York
December 22, 2011

KTL 303 LLC
Balance Sheets
October 31, 2011 and 2010

	2011	2010
		(Unaudited)
Assets
Cash and cash equivalents	$1,050,152	$1,580,615
Inventory	5,637,268	49,361,810
Customer deposits held in escrow	235,000	2,586,250
Prepaid expenses and other assets	65,000	69,000
Deferred financing costs, net	—	119,168

Total assets	$6,987,420	$53,716,843

Liabilities and Members’ Equity
Loan payable	$—	$18,874,694
Customer deposits	235,000	2,586,250
Retainage payable	20,848	1,120,310
Accounts payable and accrued expenses	136,689	621,731
Due to affiliates	32,323	162,710

Total liabilities	424,860	23,365,695

Members’ equity	6,562,560	30,351,148

Total liabilities and members’ equity	$6,987,420	$53,716,843

The accompanying notes are an integral part of these financial statements

KTL 303 LLC
Statements of Operations
Years Ended October 31, 2011, 2010 and 2009

	2011	2010	2009
		(Unaudited)	(Unaudited)

Revenues	$62,862,125	$63,830,825	$—

Expenses:
Cost of revenues	46,357,144	49,724,407	—
Inventory impairment	—	—	25,400,000
Selling, general and administrative expenses (includes related party amounts of approximately $204,000, $318,300 and $408,900 for 2011, 2010 and 2009, respectively)	1,393,850	1,869,022	1,164,226

Income (loss) from operations	15,111,131	12,237,396	(26,564,226)

Interest income	281	114	3,744

Net income (loss)	$15,111,412	$12,237,510	$(26,560,482)

The accompanying notes are an integral part of these financial statements

KTL 303 LLC
Statements of Changes in Members’ Equity
Years Ended October 31, 2011, 2010 and 2009

	LEVKIB	Toll E. 33rd
	LLC	Street LLC	Total

Balance at November 1, 2008 (unaudited)	$22,337,060	$22,337,060	$44,674,120

Net loss (unaudited)	(13,280,241)	(13,280,241)	(26,560,482)

Balance at October 31, 2009 (unaudited)	9,056,819	9,056,819	18,113,638

Net income (unaudited)	6,118,755	6,118,755	12,237,510

Balance at October 31, 2010 (unaudited)	15,175,574	15,175,574	30,351,148

Net income	7,555,706	7,555,706	15,111,412
Member distributions	(19,450,000)	(19,450,000)	(38,900,000)

Balance at October 31, 2011	$3,281,280	$3,281,280	$6,562,560

The accompanying notes are an integral part of these financial statements

KTL 303 LLC
Statements of Cash Flows
Years Ended October 31, 2011, 2010 and 2009

	2011	2010	2009
		(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net income (loss)	$15,111,412	$12,237,510	$(26,560,482)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Inventory impairment	—	—	25,400,000
Changes in operating assets and liabilities:
Inventory	43,843,710	33,987,336	(27,340,315)
Prepaid expenses and other assets	4,000	135,588	(204,588)
Retainage payable	(1,099,462)	(674,220)	1,256,650
Accounts payable and accrued expenses	(485,042)	(3,477,005)	(1,879,864)
Due to affiliates	(130,387)	147,189	15,521

Net cash provided by (used in) operating activities	57,244,231	42,356,398	(29,313,078)

Cash flows from financing activities:
Member distributions	(38,900,000)	—	—
Proceeds from debt financing	8,269,550	20,124,131	30,684,253
Repayment of debt	(27,144,244)	(62,282,524)	—

Net cash (used in) provided by financing activities	(57,774,694)	(42,158,393)	30,684,253

Net (decrease) increase in cash and cash equivalents	(530,463)	198,005	1,371,175

Cash and cash equivalents at beginning of period	1,580,615	1,382,610	11,435

Cash and cash equivalents at end of period	$1,050,152	$1,580,615	$1,382,610

Supplemental disclosures of cash flow information:
Amortization of deferred financing costs included in inventory	$119,168	$357,505	$357,505

The accompanying notes are an integral part of these financial statements

KTL 303 LLC
Notes to Financial Statements
Years Ended October 31, 2011, 2010 and 2009 (the years ended October 31, 2010 and 2009 are not covered by the Report of Independent Registered Public Accounting Firm)
1.	Organization
KTL 303 LLC (the “Company”) was formed January 17, 2008 under the laws of the State of Delaware. The Company is a joint venture between LEVKIB LLC (“LEVKIB”) and Toll E. 33rd Street LLC (“Toll”). The limited liability company agreement provides that the Company will continue in existence until the termination of the Company by written consent of all of the members. Allocations of net income (loss) and distributions are made in accordance with the percentage interests of the members.
The Company was formed to develop, finance, construct and market a 14 story luxury condominium building, comprised of 130 residential units and approximately 14,500 square feet of commercial space, located in Manhattan, New York (the “Property”). The Company began construction of the building in fiscal 2008 and commenced settling units in fiscal 2010. As of October 31, 2011, the Company has 5 units left to settle.
A member of a limited liability company is not liable for the debts, obligations or other liabilities of a limited liability company by reason of being such a member.
2.	Summary of Significant Accounting Policies
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Fair Value Disclosures
The Company follows Accounting Standards Codification (“ASC”) Topic 820, Fair Value Measurements and Disclosures (“ASC 820”), for its financial instruments measured at fair value on a recurring basis. ASC 820 provides a framework for measuring fair value under U.S. GAAP, expands disclosures about fair value measurements, and establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The fair value hierarchy can be summarized as follows:

Level 1:	Fair value determined based on quoted prices in active markets for identical assets or liabilities.

Level 2:	Fair value determined using significant observable inputs, generally either quoted prices in active markets for similar assets or liabilities or quoted prices in markets that are not active.

Level 3:	Fair value determined using significant unobservable inputs, such as pricing models, discounted cash flows, or similar techniques.
Cash and Cash Equivalents
The Company considers all highly liquid investments with original maturities of three months or less, when purchased, to be cash equivalents. Generally, the Company’s cash and cash equivalents are in excess of the Federal Deposit Insurance Corporation (“FDIC”) insured limit. All of the Company’s banking activity, including cash and cash equivalents, is maintained with one major financial institution, and management does not believe the Company is exposed to significant credit risk. Under ASC 820, these investments have observable quoted prices in active markets for identical assets and therefore are valued with Level 1-type inputs. The carrying values of these investments approximate their fair values.

KTL 303 LLC
Notes to Financial Statements
Years Ended October 31, 2011, 2010 and 2009 (the years ended October 31, 2010 and 2009 are not covered by the Report of Independent Registered Public Accounting Firm)
Inventory
Inventory is stated at cost unless an impairment exists, in which case it is written down to fair value in accordance with ASC Topic 360, Property, Plant and Equipment (“ASC 360”). In addition to costs of direct land acquisition, land development and building construction, costs include interest, real estate taxes, and direct overhead costs related to development, which are capitalized to inventory beginning with the commencement of development and ending with the completion of construction.
Since the Company’s inventory is considered a long-lived asset under U.S. GAAP, the Company is required, under ASC 360, to regularly, at least annually, review the carrying value of its inventory and write down the value if it believes the value is not recoverable. When the profitability of the project deteriorates, the sales pace declines significantly or some other factor indicates a possible impairment in the recoverability of the asset, the asset is reviewed for impairment by comparing the estimated future undiscounted cash flow for the project to its carrying value. If the estimated future undiscounted cash flow is less than the project’s carrying value, the carrying value is written down to its estimated fair value. Fair value is primarily determined by discounting the estimated future cash flow of the project. The impairment would be charged to expense in the period the impairment is determined. In estimating the future undiscounted cash flow of the project, the Company uses various estimates such as: (a) the expected sales pace based upon general economic conditions that will have a short-term or long-term impact on the market in which the Project is located and on competition within the market, including the number of sites available and pricing and incentives being offered by other builders; (b) the expected sales prices and sales incentives to be offered by the Company; and (c) costs expended to date and expected to be incurred in the future, including, but not limited to, land and land development costs, construction costs, interest costs and overhead costs.
The estimates used in the determination of the estimated cash flows and fair value of inventory are based on factors known to the Company at the time such estimates are made and its expectations of future operations and economic conditions. Should the estimates or expectations used in determining estimated fair value deteriorate in the future, the Company may be required to recognize additional impairment charges related to its inventory.
As a result of the deterioration of market conditions and the resulting decline in estimated cash flows, in the year ended October 31, 2009, the Company recognized an inventory impairment write-down of $25,400,000 based on the difference in the carrying value of the inventory and its fair value at the time of the evaluation. In accordance with ASC 820, the fair value of the inventory was determined using Level 3-type inputs. No impairments were recognized during the years ended October 31, 2011 and 2010.
Customer Deposits
Customer deposits consist of amounts collected by the Company on units that are under an agreement of sale.
Deferred Financing Costs
Costs incurred in connection with obtaining financing were amortized over the term of the related debt. As of October 31, 2011, 2010 and 2009, accumulated amortization of deferred financing costs was $1,072,514, $953,346 and $595,841, respectively, all of which was capitalized to inventory.

KTL 303 LLC
Notes to Financial Statements
Years Ended October 31, 2011, 2010 and 2009 (the years ended October 31, 2010 and 2009 are not covered by the Report of Independent Registered Public Accounting Firm)
Revenue and Cost Recognition
Revenues and cost of revenues are recognized using the deposit method in accordance with ASC Topic 360-20-55. Accordingly, revenues and cost of revenues are recorded at the time payment of the sales price is received and title and possession of the unit is transferred to the buyer. Land, land development, construction and related costs, both incurred and estimated to be incurred in the future, are amortized to the cost of units settled based upon an estimated relative sales value of units settled to the total estimated sales value. Changes in the estimates of future sales revenue or costs may be significant; any changes will be reallocated to the remaining undelivered units based on current estimated sales revenue and costs.
Income Taxes
In conformity with the Internal Revenue Code and applicable state and local tax statutes, taxable income or loss of the Company is required to be reported in the tax returns of the members in accordance with the terms of the limited liability agreement. The Company’s tax status as a pass-through entity is based on its legal status as a limited liability company. Therefore, the Company is not required to take any tax positions in order to qualify as a pass-through entity. Accordingly, no provision has been made in the accompanying financial statements for any federal, state, or local income taxes.
The Company’s policy for penalties and interest assessed by taxing authorities is to include them in selling, general and administrative expenses. For the years ended October 31, 2011, 2010 and 2009, the Company did not incur any interest and penalties.
The income tax returns of the Company are subject to examination by income tax authorities, generally for three years after they are filed.
Advertising
Advertising costs are expensed as incurred. Advertising costs amounted to approximately $326,000, $396,000 and $552,000 for the years ended October 31, 2011, 2010 and 2009, respectively.
Recent Accounting Pronouncements
In May 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS,” (“ASU 2011-04”) which amends ASC 820 to clarify existing guidance and minimize differences between GAAP and International Financial Reporting Standards (“IFRS”). ASU 2011-04 requires entities to provide information about valuation techniques and unobservable inputs used in Level 3 fair value measurements and provide a narrative description of the sensitivity of Level 3 measurements to changes in unobservable inputs. ASU 2011-04 will be effective for the Company’s fiscal year ended October 31, 2013 and is not expected to have a material impact on the Company’s financial position, results of operations or cash flows.
In June 2011, the FASB issued Accounting Standards Update No. 2011-05, “Statement of Comprehensive Income” (“ASU 2011-05”), which requires entities to present net income and other comprehensive income in either a single continuous statement or in two separate, but consecutive, statements of net income and other comprehensive income. The adoption of this guidance, which relates to presentation only, is not expected to have a material impact on the Company’s financial position, results of operations or cash flows. ASU 2011-05 will be effective for the Company’s fiscal year ended October 31, 2013.

KTL 303 LLC
Notes to Financial Statements
Years Ended October 31, 2011, 2010 and 2009 (the years ended October 31, 2010 and 2009 are not covered by the Report of Independent Registered Public Accounting Firm)
3.	Inventory
Inventory consisted of the following at October 31, 2011 and 2010:

	2011	2010
	(Audited)	(Unaudited)

Land and land development costs	$2,443,515	$23,096,055
Construction in progress	3,127,169	25,627,200
Other	66,584	638,555

	$5,637,268	$49,361,810

4.	Warranty
The Company accrues expected warranty costs at the time each unit is closed and title and possession have been transferred to the unit buyer. Changes in the warranty accrual during the years ended October 31, 2011 and 2010 were as follows:

	2011	2010
	(Audited)	(Unaudited)

Balance, beginning of year	$140,000	$—
Additions — homes closed during the year	95,250	140,000
Charges incurred	(98,561)

Balance, end of year	$136,689	$140,000

Accrued warranty is included in accounts payable and accrued expenses in the accompanying balance sheets.
5.	Loan Payable
In March 2008, the Company entered into a credit facility (the “Loan”) with an initial commitment amount of $90,000,000. Borrowings under the Loan were utilized to finance a portion of the acquisition price of the Property and subsequent development and construction activities.
The Loan was payable as condominium units were delivered and was fully repaid in January 2011. In February 2010, the Company and lenders modified the Loan whereby, among other changes, the interest rate was increased from LIBOR plus 1.75% to LIBOR plus 2.25%, minimum unit release prices were reduced and certain sales threshold requirements were lowered. For the years ended October 31, 2011, 2010 and 2009, interest incurred of approximately $14,962, $1,480,505 and $1,137,401, respectively, on the Loan, was capitalized as part of inventory.

KTL 303 LLC
Notes to Financial Statements
Years Ended October 31, 2011, 2010 and 2009 (the years ended October 31, 2010 and 2009 are not covered by the Report of Independent Registered Public Accounting Firm)
6.	Related Party Transactions
The Property was purchased in March 2008 from affiliates of LEVKIB (the “Seller”) for total consideration of $57,650,000 (the “Purchase Price”), plus the reimbursement of certain costs previously incurred in the development of the Property by the Seller of approximately $4,047,000. The Purchase Price consisted of: (1) cash payments of $57,250,000 and (2) the first $400,000 of mortgage recording tax reimbursements that the Company expects to receive upon the sale of units. As of October 31, 2011 and 2010, the Company owed the Seller $0 and $133,457 of mortgage recording tax reimbursements, which is included in due to affiliates. In addition, the Company assumed the Seller’s obligation, under its purchase agreement with one of the original land owners, to provide a community center unit and one residential unit, as consideration to the land owner, upon completion of the building.
Prior to the acquisition of the Property by the Company, the Seller was the contract purchaser of 130 real estate tax abatement certificates (“421-a Certificates”), which provide real estate tax abatements to unit purchasers for a ten year period. Concurrent with the acquisition of the Property, the contract for the 421-a Certificates was assigned to the Company by the Seller in exchange for an irrevocable standby letter of credit in the amount of $2,015,000. The Company purchased the 421-a Certificates in April 2009 for $2,015,000.
Commencing in June 2008, the Company leased space for use as a sales office from an affiliate of LEVKIB. The lease agreement, which expired on May 31, 2010, provided for a monthly lease payment of $15,288. During the years ended October 31, 2010 and 2009, the Company incurred rent expense of $122,304 and $183,450, respectively, of which $0 was unpaid as of October 31, 2010.
During the years ended October 31, 2011, 2010 and 2009, Toll charged the Company for advertising and other costs of approximately $204,000, $196,000 and $225,500, respectively, which Toll incurred on behalf of the Company. At October 31, 2011 and 2010, the Company owes Toll $32,323 and $29,253 for these charges respectively, which is included in due to affiliates.
7.	Commitments and Contingencies
At October 31, 2011, the Company had outstanding agreements of sale to deliver 3 condominium units with an aggregate sales value of $2,350,000.
The Company is involved in various claims and litigation arising in the ordinary course of business. The Company believes that the disposition of these matters will not have a material effect on the business or on the financial condition of the Company.